

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-Mail
Thomas M. Palay, Ph.D.
President and Vice Chairman of the Board
Cellular Dynamics International, Inc.
525 Science Drive
Madison, WI 53711

   Re: Cellular Dynamics International, Inc.
      Registration Statement on Form S-1
      Filed June 3, 2013
      SEC File No. 333-189049

Dear Dr. Palay:

  We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

  Business
  Intellectual Property, page 75

  We note that you entered into two recent licensing arrangements, including one in May 2013 with Icahn School of Medicine at Mount Sinai to extend your license to their patent portfolio to allow therapeutic use and another with Life Technologies and Sigma-Aldrich granting you rights to certain of their genetic engineering patents. To the extent you are substantially dependent on either of these licensing agreements, please expand your disclosure here and elsewhere in your registration statement as appropriate to describe the material terms of the agreements, and file a copy of the agreement as an exhibit to your registration statement.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Anna M. Geyso
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202